Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: January 20, 2006

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: January 20, 2006	by:	/s/ Rolf Zaugg
		Name:	Rolf Zaugg
		Title:	Senior Counsel Head of Capital Market & Corporate Law

Press Release

Carsten Schloter appointed Swisscom CEO

In principle, Swisscom takes a positive view of plans to sell off the Swiss government’s majority holding in Swisscom, and welcomes the measures initiated by the Federal Council to clarify the question as soon as possible. In addition to payouts in accordance with the current return policy, Swisscom aims to pay out some CHF 1.5 billion to shareholders by no later than 2009. The Board of Directors has ruled on the following changes of personnel: due to the limitation on terms of office, two members are to be replaced. At the General Shareholders’ Meeting on 25 April, Catherine Mühlemann and Hugo Gerber will be proposed for election to the Board of Directors. The Board has also appointed Carsten Schloter as CEO of the Swisscom Group: until now CEO of Swisscom Mobile, Schloter will immediately take over at the helm of Switzerland’s leading telecoms company from Jens Alder, who has successfully managed the company for six years.

The Swisscom Board of Directors has defined its basic position on the planned disposal of the federal majority and has deliberated on the company’s strategic development. On 21 December 2005, the Federal Council reached a decision on the key points of the consultation proposal regarding the privatisation of Swisscom, and informed the public. Swisscom will analyse the consultation proposal from the company’s standpoint and state its position on this as well as any accompanying measures related to the consultation process.

The current statutory majority shareholding under the terms of the Telecommunications Enterprise Act could pose an obstacle in the event of any accelerated consolidation in the telecoms sector. It is important to secure and enhance Swisscom’s future corporate value. To this end, the company must further increase its competitiveness in national and international telecoms markets.

This calls for a high level of innovative strength and flexibility: Swisscom must penetrate new business fields and acquire stakes as well as forge alliances at home and abroad. Given the dynamic nature of the telecoms market, it is essential to anticipate the latest trends. Swisscom has to rely on a shareholder base that takes the long view and is

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release

prepared to accept the associated corporate risks. Swisscom has an extensive nationwide infrastructure and will continue to ensure the basic provision of telecommunications services throughout Switzerland: the Universal Service Obligation is governed separately from the shareholder structure in the Telecommunications Act. For the above reasons, Swisscom takes a positive view of any sale of the federal majority, and welcomes the fact that the Federal Council has addressed this issue. Nevertheless, it expects rapid clarification of the political question.

Examination of growth opportunities in Switzerland and abroad

The Board of Directors has analysed the strategic goals for 2006-2009 set by the Swiss government for Swisscom and believes they provide sufficient leeway for the company’s further value-adding development: Swisscom is currently in the process of drawing up a new, comprehensive corporate strategy based on the most important trends in the sector: the convergence of networks, services and terminal equipment (triple play), supported by a comprehensive range of offerings. Customer demand continues to grow for broadband, high-speed integrated mobile and fixed network services. At the international level, the process of consolidation in the telecoms sector is set to accelerate.

Growth options are being examined in particular in the Swiss core business and related activities, with special emphasis on the national and international business customer segment in order to strengthen Switzerland’s position in this area. Growth opportunities are also being evaluated abroad.

CHF 1.5 billion in additional payouts to shareholders

In line with the provisions laid down by the government’s strategic goals, Swisscom aims to reduce distributable reserves to CHF 1 billion over the next four years. To guarantee this level of reserves the company has available some CHF 1.5 billion for additional extraordinary payouts to shareholders, to be paid out in the form of share buy-backs or special dividends, or a combination of the two.

Swisscom is currently discussing the details and timing of these additional payouts, and will publish information in this regard by 8 March 2006. The current return policy will be continued irrespective of these additional payouts.

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release

Two new Board members proposed

As already announced, Markus Rauh, the current Chairman of the Board, will be standing down at the Swisscom General Shareholders’ Meeting on 25 April 2006, having served the maximum eight-year term of office. As planned, the current Vice Chairman, Anton Scherrer, will be proposed as successor to Markus Rauh. Having served the maximum term of office, Jacqueline Demierre will also stand down at the forthcoming General Shareholders’ Meeting. Catherine Mühlemann and Hugo Gerber (Employee Representative) will be proposed for election to the Board.

Catherine Mühlemann (1966) studied German, media sciences and constitutional law at the University of Berne. Since 2001 she has worked in the media industry in Berlin and is currently head of MTV Central & Emerging Markets and member of the board of Viva. Previous to this she worked for Swiss television, among other things as a programme researcher, and for private channel TV3 as a programme director.

Hugo Gerber (1955) has been President of the Transfair union since 2003. A qualified postal administrative assistant with additional management training, Hugo Gerber has worked among other things as the head of Central Services at the PTT Package Centre in Zurich-Mülligen and as General Secretary of the union.

Carsten Schloter takes over from Jens Alder as Swisscom CEO

At his own request, Jens Alder is standing down as Swisscom CEO as of 20 January 2006. In so doing, he is drawing personal conclusions from the change in international expansion plans prompted by the Federal Council. The new corporate strategy currently being drawn up will be implemented by his successor.

Jens Alder joined the Swisscom Executive Board in April 1998 and took over at the helm on 16 December 1999. During the six years under his leadership, Swisscom firmly established its leading position in the Swiss telecoms market and further expanded its activities. Markus Rauh, Chairman of the Board of Directors, comments: “Jens Alder has achieved the extraordinary for Swisscom in a turbulent time. He played a key role in shaping Swisscom’s consistent customer focus during an era that saw the massive expansion of Switzerland’s nationwide telecoms infrastructure. His leadership qualities and in-depth knowledge of the industry, coupled with his outstanding social skills, earned Jens Alder a great deal of respect both within the company and in the telecoms sector. Swisscom has benefited enormously from this.”

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com

Press Release

The Board of Directors has appointed Carsten Schloter (1963), until now CEO of Swisscom Mobile and member of the Group Executive Board, to succeed Jens Alder. A graduate in business administration and IT, Carsten Schloter is German, studied and worked in Paris, and speaks German, French and English. Before joining Swisscom in 2000, he worked for Mercedes and debitel in France and Germany. Under his management, Swisscom Mobile succeeded in doubling its customer base to more than four million, while at the same time introducing a host of new services, for example in mobile data communications. With Carsten Schloter, Swisscom will continue to be led by a proven expert in the telecoms and IT sectors, and an acknowledged top manager. Schloter is married with three children and has been living in the Freiburg area since 2000.

Berne, 20 January 2006

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www. swisscom.com
3050 Berne	Fax	+41-31-342 06 70	media@swisscom.com